SI-BONE, Inc.
471 El Camino Real, Suite 101
Santa Clara, California 95050

April 28, 2023
Via Email and Edgar
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549
Attn: Michael Fay or Brian Cascio, Accounting Branch Chief

Re: SI-BONE, Inc.
Form 10-K for the fiscal year ended December 31, 2022
Filed March 2, 2023
Response dated April 14, 2023
File No. 001-38701

Ladies and Gentlemen:

SI-BONE, Inc. (the “Company”) is hereby responding to the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company dated April 20, 2023 (the “Second Comment Letter”) regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2022 filed on March 2, 2023. The Second Comment letter is regarding the Company’s letter to the Staff dated April 14, 2023 (the “Response Letter”) in which the Company responded to the Staff’s letter to the Company dated March 31, 2023 (the “First Comment Letter”). Set forth below is the Staff’s comment (in bold italics) in the Second Comment Letter and the Company’s response thereto.

Form 10-K For the fiscal year ended December 31, 2022
Consolidated Financial Statements
Property and Equipment, net, page 88

1.We have reviewed your response to prior comment 1 and have the following additional comments:

•As it relates to any individual instruments that are added to an instrument tray that has been previously placed into service, please provide us an analysis on how you determined these additions should not be accounted for as "maintenance and repairs;"

The Company respectfully acknowledges the Staff’s comment and provides the following information in response:

The cost of the new individual instrument is recognized upon replacement as maintenance and repairs within cost of goods sold in the consolidated statement of operations and comprehensive loss. Individual instruments within an instrument tray may require replacement due to normal wear and tear or periodic loss of individual instruments. The replacement of such individual instruments is considered maintenance and repairs and expensed as incurred. These normal and recurring replacements serve to restore the instrument tray, taken as a whole, to its original operating condition. These instrument replacements are generally shipped to the Sales Representatives or customer facilities, without bringing the instrument tray back to the Company’s Santa Clara building. In 2022, the Company expensed $128,000 of replacements of individual instruments to maintenance and repairs.

•Similarly, as it relates to any replacement instrument trays that are replacing instrument trays significantly before the end of their useful lives, please provide us an analysis on how you determined these replacement trays should not be accounted for as "maintenance and repairs”;

The Company respectfully acknowledges the Staff’s comment and provides the following information in response:

When an instrument tray replaces an unusable or lost instrument tray significantly before the end of the replaced tray’s usable life, the transaction is accounted for in two steps. First, the unusable or lost instrument tray is disposed and the Company recognizes a corresponding loss on disposal as a component of cost of goods sold in the consolidated statements of operations and comprehensive loss, and its net book value is removed from the consolidated balance sheet. Second, the new instrument tray is placed into service in the Machinery and Equipment account within Property and Equipment and commences depreciation over its estimated useful life.

•Please clarify for us in further detail the life cycle of an instrument tray that is returned to the company. For example, clarify whether these instrument trays remain intact or are disassembled into the individual instrument components;

The Company respectfully acknowledges the Staff’s comment and provides the following information in response:

Instrument trays that are held by the Company’s Sales Representatives or at a customer facility may occasionally be returned to the Company’s building in Santa Clara, CA, for inspection. The instrument trays are generally not disassembled into their individual components. Instead, the individual instruments within the instrument tray are inspected, and replaced due to normal wear and tear only if needed. As mentioned in response #1, any individual replacement instrument is recognized as maintenance and repairs within the cost of goods sold in the consolidated statement of operations and comprehensive loss. Upon completion of the inspection, the instrument tray is placed back into service with a Sales Representative or at a customer facility.

•Please tell us the number of instrument trays that were replaced in 2022 and the range and average length of time these instrument trays were in service before being replaced;

The Company respectfully acknowledges the Staff’s comment and provides the following information in response:

Of the over 900 instrument trays that were in service in 2022, none were replaced.

•Please tell us the number of instrument trays that were returned to the company in 2022 and the range and average length of time these instrument trays were in service before being returned; and

The Company respectfully acknowledges the Staff’s comment and provides the following information in response:

Of the over 900 instrument trays that were in service in 2022, one instrument tray was returned. This instrument tray had been in service for 2.4 years.

•Please tell us the estimated useful life of your instrument trays;

The Company respectfully acknowledges the Staff’s comment and provides the following information in response:

The Company uses an estimated useful life of three years to depreciate the instrument trays. The depreciable life of three years was determined based on the Company’s experience and its estimate of the average life of instruments before loss or damage that requires disposal as well as product life cycle.

Should you have any questions or comments, please do contact me at anshul.maheshwari@si-bone.com or 669-206-2480 at any time. Thank you for your time in this matter.

Sincerely yours,

/s/ Anshul Maheshwari

Chief Financial Officer
(Principal Financial and Accounting Officer)